Via Facsimile and U.S. Mail
Mail Stop 6010

August 13, 2007

Mike Heather
Chief Financial Officer
Prospect Medical Holdings, Inc.
400 Corporate Pointe
Suite 525
Culver City, CA 90230

Re: Prospect Medical Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File Number: 001-32203

Dear Mr. Heather:

We have completed our review of your Form 10-K and your Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief